Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

____________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on January 30, 2025
3:00 p.m. Israel time

____________________________________

To Our Shareholders:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, January 30, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be to approve the terms of service and compensation of Mr. Ben Sheizaf, the Company’s Chairman of the Board.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposal, which is more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on December 30, 2024, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about December 31, 2024.

The resolution to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage, in person or by proxy or via the electronic system of the Israel Securities Authority.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting and, for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than December 30, 2024. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the website of the Securities and Exchange Commission and the distribution website of the Israel Securities Authority, or the ISA.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the ISA or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy, please deliver, by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on January 30, 2025 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on January 30, 2025). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,
/s/ Ran Fridrich
Ran Fridrich
Director and Chief Executive Officer

December 23, 2024

ii

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

____________________________________

PROXY STATEMENT FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on January 30, 2025
3:00 p.m. Israel time

____________________________________

An extraordinary general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, January 30, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, a resolution be adopted to approve the terms of service and compensation of Mr. Ben Sheizaf, the Company’s Chairman of the Board.

The proxy materials are being mailed to our shareholders as of December 30, 2024, or the Record Date, on or about December 31, 2024.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on January 28, 2025 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on January 30, 2025 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority, or the ISA, or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy card, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on January 30, 2025 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on January 30, 2025). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on December 30, 2024 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of December 22, 2024, we had 12,852,585 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or via the Electronic System of the ISA, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or via the Electronic System of the ISA (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists and will be deemed to be “present” at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present at the Meeting in person or by proxy or via the Electronic System of the ISA.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to the matter on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

The resolution to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage, in person or by proxy or via the Electronic System of the ISA.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 22, 2024 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo Nehama(2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership(3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,632,040	12.7%
Clal Insurance Enterprises Holdings Ltd.(7)	1,568,669	12.2%
The Phoenix Holdings Ltd.(8)	925,955	7.2%

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(1)      As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 22, 2024 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of December 22, 2024. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)      The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)      Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer, and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, Ms. Raphael is the majority shareholder of Kanir Ltd. and directly owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any.

(4)      By virtue of the shareholders agreement between Kanir and Nechama Investments, dated March 24, 2008, or the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by Ms. Raphael, Ms. Raphael may be deemed to own approximately 46.6%

of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)      The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)      Based on a Schedule 13G/A submitted on January 31, 2024 reporting holdings as of December 31, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,036,767 ordinary shares, which constitute approximately 8.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 595,273 ordinary shares, which constitute approximately 4.6% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)      Based on a Schedule 13G/A submitted on February 14, 2024 reporting holdings as of December 31, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 85,829 ordinary shares, including 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account and (ii) 1,482,840 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its account.

(8)      Based on a Schedule 13G/A submitted on November 14, 2024 by The Phoenix Holdings Ltd., or The Phoenix. Based on the Schedule 13G/A, the 925,955 ordinary shares reported as beneficially owned by The Phoenix consist of: (i) 28,189 ordinary shares held by The Phoenix Investments House — trust funds, (ii) 76,473 ordinary shares held by The Phoenix nostro accounts, (iii) 782,741 ordinary shares held by Partnership for Israeli Shares and (iv) 38,552 ordinary shares held by Partnership for investing in shares indexes. As noted in the Schedule 13G/A, entities affiliated with The Phoenix that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, The Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

MATTERS SUBMITTED TO SHAREHOLDERS

APPROVAL OF TERMS OF SERVICE AND COMPENSATION OF OUR CHAIRMAN OF THE BOARD

Background

On November 25, 2024, we announced the resignation of Mr. Shlomo Nehama, our former Chairman of the Board, and the appointment of Mr. Ben Sheizaf as a director and Chairman of the Board, both effective November 25, 2024. Mr. Sheizaf will serve as a director until our 2025 annual general meeting, at which he can be nominated for reappointment to our Board of Directors.

Mr. Sheizaf, 67, is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD) and as chairman of the board of Detelix Software Technologies Ltd. Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division, CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

In connection with the resignation of Mr. Nehama, the Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., or Meisaf, a company controlled by Mr. Nehama, Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd. was terminated immediately with respect to Meisaf in accordance with its terms, and will continue in effect with respect to the services provided by Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd., mainly the service of Mr. Ran Fridrich as our Chief Executive Officer and a member of our Board of Directors.

General

At the Meeting, our shareholders will be asked to approve the compensation terms of Mr. Ben Sheizaf, our Chairman of the Board. The proposed compensation of Mr. Sheizaf is an annual amount of NIS 1.2 million (currently approximately €317.2 thousand), plus applicable VAT, for a 60% position, paid on a quarterly basis and updated based on changes in the Israeli CPI on December 1 of each year commencing December 1, 2025. In addition, Mr. Shiezaf will receive an indemnification undertaking and exemption from us, in the form currently provided to our other directors and officers and included as Exhibit 4.4 of our annual report on Form 20-F for the year December 31, 2023, submitted to the SEC on April 18, 2024, and will be included in our directors’ and officers’ liability insurance policy. The compensation terms of Mr. Sheizaf will be approved effective as of the date he was appointed as our Chairman of the Board (November 25, 2024).

In connection with the provision of services to the Company by Mr. Sheizaf, including his service as our Chairman of the Board, we intend to execute an Active Chairman Agreement with Mr. Sheizaf. The form of Active Chairman Agreement is attached hereto as Exhibit A. In addition to the annual fee described above, the main terms of the Active Chairman Agreement are as follows:

•        Mr. Sheizaf will serve as an active Chairman of the Board and assist us in all aspects of our management, including, but not limited to, any activities to be conducted in connection with the identification and evaluation, negotiation and consummation of business opportunities, the negotiations and the integration and management of any new and existing operations, the management of our funds and financial affairs, discussions with potential investors and business partners, and the management of our investor relations activities and of our financing activities, and will conduct regular meetings and discussions with members of our management to assist and advise them on such matters and on any other matters concerning our affairs and business and render such other services and advice as may be required from time to time by us;

•        Mr. Sheizaf will dedicate as much time as will be reasonably necessary for the proper performance of the services but in no event not less than a 60% position;

•        Mr. Sheizaf is entitled to receive a reimbursement of reasonable out-of-pocket business expenses borne by him in connection with the provision of the services, against the submittal of the relevant invoices, receipts and other required documentation to us in accordance with our expense reimbursement policy;

•        The Active Chairman Agreement shall be deemed effective as November 25, 2024 and shall continue to remain in effect until the earlier of: (i) the termination of service of Mr. Sheizaf on our Board of Directors, (ii) a date that is 45 days following the delivery of a written termination notice by Mr. Sheizaf us or us to Mr. Sheizaf, or (iii) the cessation of provision of services pursuant to the Active Chairman Agreement; and

•        Mr. Sheizaf will serve as an independent contractor and will not be deemed as our employee and undertakes to indemnify us in the event we suffer any damage due to a determination that he is our employee.

The description of the Active Chairman Agreement does not purport to be a complete summary of the Active Chairman Agreement and is qualified in its entirety by reference to the full text of the Active Chairman Agreement attached hereto as Exhibit A.

At meetings held by our Compensation Committee and by our Board of Directors in November and December 2024, the members of such committee and our Board of Directors (excluding Mr. Sheizaf) deliberated and discussed the proposed compensation terms of Mr. Sheizaf and the terms of the Active Chairman Agreement. In their deliberations, our Compensation Committee and our Board of Directors contemplated, among other things, the considerations and issues as required by the Companies Law, including such considerations and issues required in connection with the approval of the Terms of Service and Employment of directors. Our Compensation Committee and our Board of Directors considered, among other things:

•        The experience and expertise of Mr. Sheizaf in various positions in the capital market in Israel and the potential and expected contribution of Mr. Sheizaf to the work of our Board of Directors and to our management and operations, including the through the provision of the services pursuant to the Active Chairman Agreement;

•        The alternative cost of obtaining the services of an active chairman of the board based on a benchmark study obtained at the request of our Compensation Committee from an Israeli compensation advisor analyzing the compensation terms of chairpersons of the board in companies that are comparable to us as determined by the advisor. Based on the benchmark study, our Compensation Committee and Board of Directors noted that, on a standardized basis for a full-time position, the proposed compensation is in the 45th percentile compared to the aggregate compensation (close to the median) of, and is approximately 9% lower than the average aggregate compensation for, chairman of the board positions in comparable companies as reflected in the benchmark study and is therefore reasonable; and

•        The terms, provisions and guidelines of our Compensation Policy and the compensation terms of Mr. Nehama as our Chairman of the Board, noting that the compensation terms are in line with the Compensation Policy and with the compensation terms of Mr. Nehama.

In light of the foregoing, our Compensation Committee and our Board of Directors discussed and approved, and each recommended that our shareholders approve, the proposed terms of service and compensation of Mr. Sheizaf and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service and compensation of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee and Board of Directors, and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service and compensation of Mr. Ben Sheizaf as set forth in the Proxy Statement, effective November 25, 2024, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than December 30, 2024. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than January 6, 2025 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors,
/s/ Ran Fridrich
Ran Fridrich
Director and Chief Executive Officer

Tel Aviv, Israel
December 23, 2024

Exhibit A

Active Chairman Agreement

This Active Chairman Agreement (this “Agreement”) is entered into on January __, 2025, by and between Ellomay Capital Ltd., a company registered under the laws of the State of Israel (the “Company”), and Ben Sheizaf (the “Service Provider”).

Whereas,    the Company desires to retain certain services (as more fully set forth herein) from the Service Provider pursuant to the terms and conditions set forth in this Agreement, and the Service Provider agrees to provide such services to the Company on such terms and conditions as independent contractors.

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.      Scope of Services

1.1.   The Service Provider will provide the Company with the following services (the “Services”):

1.1.1.  The Service Provider will serve as an active Chairman of the Board. In his capacity as Chairman, the Service Provider shall (a) preside at meetings of the Board and as chairman of the general meetings of the shareholders of the Company and (b) carry out all other duties vested with the Chairman under law and/or the Company’s Amended and Restated Articles of Association, as amended and restated from time to time (the “Articles”); and

1.1.2.  Assisting the Company in all aspects of the management of the Company, including, but not limited to, any activities to be conducted in connection with the identification and evaluation, negotiation and consummation of business opportunities, the negotiations and the integration and management of any new and existing operations, the management of our funds and financial affairs, discussions with potential investors and business partners, and the management of our investor relations activities and of our financing activities, and will conduct regular meetings and discussions with members of the Company’s management to assist and advise them on such matters and on any other matters concerning the affairs and business of the Company and render such other services and advice as may be required from time to time by the Company.

1.2.   In rendering the Services hereunder, the Service Provider shall cooperate with the Company and utilize professional skill and diligence to provide the expertise required in connection with the Services.

1.3.   In providing the Services, the Service Provider shall be subject to any and all fiduciary and other duties applicable under law and under the Company’s Articles upon members of the Board of Directors, including duties applicable upon the person holding position of chairman of the board of directors.

1.4.   The Service Provider shall dedicate as much time as will be reasonably necessary for the proper performance of the Services but in no event not less than a 60% position.

1.5.   The Service Provider will perform the Services under the general direction of the Board of Directors of the Company and will report to the Board of Directors of the Company. The scope of Services may be updated from time to time as mutually agreed by the parties.

1.6.   The parties hereto acknowledge that the Service Provider is active in other businesses, whether alone or with third parties, and that he may continue to so act during the term of this Agreement; provided, however, that the scope of the services to be provided hereunder will not be impacted and that no conflict of interest arises between such other activities and the provision of the Services pursuant to this Agreement. The Service Provider undertakes to immediately notify the Company in writing in the event an actual or potential conflict of interest arises.

2.      Representations of the Service Provider

2.1.   The Service Provider confirms that he will not provide to the Company or use during the provision of the Services any proprietary materials of third parties and that he is under no restrictions that may impact the rendering of the Services to the Company as set forth herein.

2.2.   The Service Provider is exclusively responsible for filing any reports with any authorities, which are required to be filed in connection with and arising out of this Agreement and the Services rendered by him under this Agreement.

2.3.   The Services performed hereunder are “work for hire”, and the Service Provider shall not have any rights or title in such Services, or any part thereof or any of its products or results, and the Company shall own all rights to such work in its name or otherwise, including copyrights, patents, trademarks, moral rights and other rights.

2.4.   The Service Provider shall perform the Services according to all applicable laws, rules and regulations. Without derogating from the foregoing, the Service Provider specifically warrants that he shall comply with all applicable rules and regulations concerning the prevention of corruption, money laundering and terrorism.

3.      Compensation

3.1.   In consideration of the performance of Services hereunder, the Company shall pay to the Service Provider an annual amount of One Million Two Hundred Thousand New Israeli Shekels (NIS 1,200,000) (the “Service Fee”). The Service Fee will be paid in equal quarterly installments not later than the seventh (7th) day of each calendar quarter for services rendered during the preceding calendar quarter. The Service Fee will be updated based on changes in the Israeli CPI on December 1 of each year commencing December 1, 2025.

3.2.   The Company will reimburse the Service Provider for reasonable out-of-pocket business expenses borne by the Service Provider in connection with the provision of the Services, against the submittal of the relevant invoices, receipts and other required documentation to the Company in accordance with the Company’s expense reimbursement policy.

3.3.   All payments under this Agreement shall be made against the issuance of valid invoices furnished by the Service Provider to the Company. Value Added Tax (“VAT”) pursuant to applicable law shall be added to all payments hereunder.

3.4.   Except for VAT, the Service Fee shall be inclusive of all taxes that may be incurred by the Company and/or the Service Provider in connection with the payment thereof, and any such taxes shall be borne by the Service Provider and, in the event required, withheld by the Company from the Service Fee. Furthermore, the Service Fee is the full and final compensation for the provision of the Services and shall be in lieu of any and all compensation provided to the Company’s directors.

4.      Confidential Information

4.1.   The Service Provider agrees that any and all Confidential Information (as defined below), which may be provided by the Company or by third parties in connection with the Company to the Service Provider, is, and shall be, the sole property of the Company or of such third party, and that the Service Provider will keep in confidence all such Confidential Information, and not use, divulge or disclose any Confidential Information to any third party, except for the purposes of this Agreement.

4.2.   For purposes hereof, “Confidential Information” means information concerning the business and financial activities of the Company, its affiliates or any third party, including, but not limited to, prospective investments, negotiations, financial position, operations, budgets, patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. and shall also include information of the same nature with respect to third parties, which the Company may obtain or receive from third parties or which may be provided to the Service Provider in connection with the Company. “Confidential Information” shall not include information generally known to the public, information which was known to the Service Provider prior to the date hereof, information disclosed to the Service Provider by a third party who is not bound by any obligation of confidentiality to the Company or to the third party the subject of such Confidential Information or information required to be disclosed by a competent court or administrative order or other applicable law; provided, however, that in the event information is so required to be disclosed, the Service Provider will immediately inform the Company of the requirement in order to enable the Company or the respective third party to seek an appropriate protective order or other remedy, to consult with the Service Provider with respect to taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section.

5.      Term and Termination.

5.1.   This Agreement shall be deemed effective as of November 25, 2024 and shall continue to remain in effect until the earlier of: (i) the termination of service of the Service Provider on the Company’s Board of Directors, (ii) a date that is 45 days following the delivery of a written termination notice by the Service Provider to the Company or by the Company to the Service Provider, or (iii) the cessation of provision of Services.

5.2.   In addition, each party shall have a right to terminate this Agreement immediately for Cause. The term “Cause” in this Agreement shall be defined as: (i) a material breach by the Company or the Service Provider, as the case may be, of this Agreement which has not been remedied within 14 days of delivery of written notice, or (ii) any of the following events or acts by any of the Service Provider: (a) breach of fiduciary or loyalty duties or unauthorized disclosure or use of the Company’s or third parties’ intellectual property, (b) self-dealing, embezzlement or misappropriation of the Company’s property or serious damage to the Company’s property which is intentionally caused, or (c) gross negligence or misconduct.

5.3.   Termination of this Agreement pursuant to this Section will not entitle either party to any compensation.

5.4.   Upon termination of this Agreement, the Service Provider shall immediately return to the Company each and every asset in his possession or control which belongs, or has been entrusted, to the Company, including, without limitation, all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Company’s proprietary information and all copies thereof, and the Service Provider shall not retain any copies of such materials in whatever form and on whatever media.

5.5.   The provisions of Sections 4, 5, 6 and 7 of this Agreement shall remain valid and binding regardless the termination of this Agreement, and will survive such termination, for any cause.

6.      Independent Contractor.

6.1.   For the avoidance of doubt, it is clarified and agreed that the Service Provider will not be deemed to be an employee of the Company, nor shall the payment of the Service Fee by the Company create employee-employer relations between the parties hereto or entitle the Service Provider to any social benefits.

6.2.   The Service Provider is an independent contractor of the Company and is not an agent or employee of, and has no authority to bind, the Company by contract or otherwise, other than as required for the performance of the Services or as authorized by the Board of Directors of the Company.

6.3.   The Service Provider will be solely responsible for any payments he is required under applicable law and regulation to pay in connection with this Agreement and the payments made hereunder and the Service Provider represents and confirms that he requested the Company to provide the Services provided hereunder as a service provider and independent contractor under the payment terms and mechanism provided hereunder. The Service Provider hereby undertakes to indemnify the Company and hold it harmless in the event the Company suffers any damage or is required to pay any additional amounts due to such request or due to a determination or a claim that he is or was an employee of the Company. The Company may offset any consideration it may owe to the Service Provider against such indemnification sums. Furthermore, and without derogating from the generality of the foregoing, the Service Provider agrees that if a competent court of law rules that he was employed by the Company, then: (i) the monthly gross salary due to the Service Provider will be calculated as 60% of the monthly Service Fee, (ii) the Service Provider will refund to the Company all sums previously paid by the Company in excess of such gross salary, and (iii) the Company shall use the refunded amounts towards satisfaction of employer’s obligations arising from the aforesaid court-recognized employee-employer relations.

6.4.   The Service Provider confirms that the consideration determined in this Agreement is based on the cost to the Company of the remuneration that the Service Provider would have received from the Company in the event there would have been an employer-employee relationship between him and the Company and undertakes that he will not raise any claims to the contrary.

7.      Miscellaneous

7.1.   Entire Agreement. This Agreement contains the entire agreement of the parties with relation to the subject matter hereof, and cancels and supersedes all prior and contemporaneous negotiations, correspondence, understandings and agreements (oral or written) of the parties relating to such subject matter.

7.2.   Amendment. This Agreement may not be modified or amended except by mutual written agreement of the parties.

7.3.   No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

7.4.   Assignment. Except as specifically provided herein, this Agreement shall not be assigned by a party hereof to a third party without the other party’s prior written consent and any attempt to effect an assignment of this Agreement or any portion thereof without obtaining such consent shall be null and void.

7.5.   Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein

7.6.   Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes: (a) seven (7) days after it is mailed by registered mail; (b) upon the transmittal thereof by email with confirmation of delivery; or (c) upon the manual delivery thereof, to the following addresses

If to the Company:

Ellomay Capital Ltd.

18 Rothschild Boulevard, 1st Floor

Tel Aviv 9988121

Fax: 077-3183464

Attn: Chairperson of the Audit Committee

If to the Service Provider:

Ben Sheizaf

34 Even Sina, Apt. 3

Tel Aviv 6817725

; or to such other address as the party specifies in writing.

7.7.   Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

7.8.   Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

7.9.   Governing Law. This Agreement shall be governed and enforced in accordance with the laws of the State of Israel and any dispute arising out of or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

[Signature Page to Follow]

[Signature Page]

In Witness Whereof, the parties have signed this Active Chairman Agreement as of the date first set forth above.

Ellomay Capital Ltd.
By:	______________________
Name:	Ben Sheizaf
Title:
By:
Name:
Title: